Sub-Item 77I - Terms of New or Amended Securities

On February 24, 2016, the Board of Trustees of the Registrant approved (i) the establishment and designation of Investor Class shares and Institutional Class shares of a new series of the Trust called the Matthews Asia Credit Opportunities Fund (the "Credit Opportunities Fund"); and (ii) the investment strategies of the Credit Opportunities Fund which, under normal market conditions, invests at least 80% of its net assets, which include borrowings for investment purposes, in debt and debt-related instruments of companies as well as governments, quasi-governmental entities, and supranational institutions located in Asia.

Information regarding the establishment and investment strategy of the Credit Opportunities Fund is incorporated by reference to Post Effective Amendment No. 68 to the Registrant's Registration Statement filed with the Securities and Exchange Commission on April 28, 2016
(Accession No. 0001193125-16-560045).